Exhibit 99.10

DATE, PLACE AND TIME: December 18 2008 at 1:00 p.m. at Avenida Escola Politécnica, 760, 2nd  floor in the city and state of São Paulo. QUORUM: The full complement of the Board Members. PRESIDING OFFICIALS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED: 1)  CLOSING OF BRANCHES: 1.1. The Board  resolved to authorize the closing of the following branch, constituted in error on the occasion of the 9th  Ordinary Meeting of the Board of Directors of October 28 2008, the minutes for which were filed with the Companies’ Registration Office of the state of São Paulo under number 371.612/08-1, and the establishment of which was not registered with the Brazilian Internal Revenue Service, the State Finance Secretary and other mandatory public bodies:

NIRE*	ENDEREÇO	ATIVIDADE
32900374540	Rodovia BR 101 Norte, s/nº, km 265, Ala A, Bairro Laranjeiras Velha, CEP 29.162-137, Serra-ES	Management and administration of local administrative units
26900497167	Avenida Getúlio Vargas, nº 635, Sala A, Bairro Curado, CEP 50.950-000, Recife-PE	Management and administration of local administrative units
26900497183	Rodovia PE 218, km 46, Bairro Sede, CEP 55.330-000, Bom Conselho-PE	Manufacture of meat products
35903526670	Avenida 3, s/nº, Ala A, Bairro Batovi, CEP 13.504-764 — Rio Claro-SP	Management and administration of local administrative units
35903526688	Avenida Kenkiti Simomoto, nº 845, Ala A, Bairro Jaguaré, CEP 05.347-010 — São Paulo-SP	Management and administration of local administrative units

*Company Registration Identification Number

2) RE-RATIFICATION OF A BRANCH ADDRESS: 2.1. The Board of Directors resolved to re-ratify the address of the following branch which was constituted on the occasion of the 2nd Ordinary Meeting of the Board of Directors held on March 26 2008, the minutes of which have been filed with the Companies’ Registration Office of the state of São Paulo under number 114.197/08-8:

NIRE	CNPJ*	ACTIVITY	INCORRECT ADDRESS	CORRECT ADDRESS
43901314914	01.838.723/0010-18	Breeding of chickens and other galliformes, product of day-old chick and eggs	Localidade Arroio Abelha, s/nº, CEP 95.900-000, Forquetinha-RS	Localidade Arroio Abelha, s/nº, Zona Rural, CEP 95.937-000, Forquetinha-RS

Corporate Taxpayers’ Register

3) CHANGE OF BRANCH ACTIVITY: 3.1. The Board of Directors resolved to authorize the change in the activity of the following branch which was constituted on the occasion of the 2nd Ordinary Meeting of the Board of Directors held on March 26 2008, the minutes of which have been filed with the Companies’Registration Office of the state of São Paulo under number 114.197/08-8:

NIRE	CNPJ	ADDRESS	CURRENT ACTIVITY	NEW ACTIVITY
43901315261	01.838.723/0013-60	Rodovia RS 223, S/Nº, KM 28,3 Sala 02, Bairro Sede, CEP 99.490-000, Tapera-RS	Milk preparation	Milk preparation and manufacture of animal rations

3.2. The Board of Directors resolved to authorize the change in the activity of the following branch which was constituted on the occasion of the 9th Ordinary Meeting of the Board of Directors held on October 28 2008, the minutes of which have been filed with the Companies’ Registration Office of the state of São Paulo under number 371.612/08-1:

NIRE	ADDRESS	CURRENT ACTIVITY	NEW ACTIVITY
43901360380	Avenida Arthur Oscar, nº 1.703, Bairro Centro, CEP 99.250-000 — Serafina Corrêa-RS	Wholesale meat business, meat products and other food products	Retail commerce of food products in general or specialized in food products not specified previously
26900497213	Rodovia PE-218, s/nº, km 46, Zona Rural, CEP 55.330-000 — Bom Conselho-PE	Manufacture of dairy products	Manufacture of dairy and meat products

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Public Company

MINUTES OF THE 49th/2008  EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

4) RATIFICATION OF CLOSING OF BRANCHES WITH INCLUSION OF COMPANIES REGISTRATION IDENTIFICATION NUMBER - NIRE: The Board of Directors resolved to authorize the ratification of  the closure of the following branches with the inclusion of the NIRE the decision for winding up activities being taken at the 8th Ordinary Meeting of the Board of Directors held on September 25 2008, the minutes for which have been filed with the Companies’  Registration Office of the state of São Paulo under number 340.025/08-6:

NIRE	CNPJ	ADDRESS	ACTIVITY
42900807665	01.838.723/0063-20	Rodovia SC 303, s/nº, km 08, Bairro Sede, CEP 89.665-000, Capinzal-SC	Milk preparation
42900807681	01.838.723/0062-49	Rodovia BR 282, s/nº, Km 531, sala 02, Bairro Sede, CEP 89.819-000, Cordilheira Alta-SC	Milk preparation
42900807649	01.838.723/0060-87	Avenida Porto Feliz, nº 525, sala 01, Bairro Sede, CEP 89.893-000, Mondaí-SC	Milk preparation

CONCLUSION: These minutes having been read and approved, were signed by the participants of the meeting. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, pages 76 to 77).

NEY ANTONIO FLORES SCHWARTZ

Secretary